Filed Pursuant to Rule 424(b)(3)

Registration No. 333-229926

Prospectus Supplement No. 4

(to Resale and Warrant Prospectus dated May 28, 2019)

GTY TECHNOLOGY HOLDINGS INC.

This prospectus supplement supplements and updates the information contained in the selling securityholders resale and warrant exercise prospectus, dated May 28, 2019 (the “Prospectus”), that forms part of Amendment No. 2 to our Form S-3 Registration Statement on Form S-1 (Registration No. 333-229926). This prospectus supplement is being filed to supplement and update the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 14, 2019 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus or any prospectus supplement thereto and this prospectus supplement, you should rely on the information in this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus before you decide whether to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 15, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 8, 2019

GTY TECHNOLOGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Massachusetts	001-37931	83-2860149
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (702) 945-2898

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GTYH	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c) On August 8, 2019, John J. Curran, 53, was appointed Chief Financial Officer, effective August 31, 2019, of GTY Technology Holdings Inc. (“GTY” or the “Company”). Mr. Curran has served as the Company’s Executive Vice President of Finance since July 29, 2019. Mr. Curran joins the Company from Cognex Corporation where he was most recently the Chief Financial Officer and was responsible for the Finance, Treasury, Tax, Investor Relations, Legal, and Information Technology departments from September 2016 through May 2019. Prior to Cognex, Mr. Curran spent 21 years at EMC Corporation, most recently serving as Senior Vice President and Corporate Controller. While at EMC, Mr. Curran held leadership positions in corporate and international finance, and served as Interim Chief Financial Officer of Pivotal, Inc., a $200 million subsidiary of EMC focusing on cutting-edge software development methodologies, a modern cloud platform and analytics tools.

Prior to joining EMC, Mr. Curran spent four years in the audit practice of Coopers & Lybrand, focusing on technology companies. Mr. Curran holds a Bachelor of Science degree in Accounting and an MBA from Babson College.

Subsequent to August 31, 2019, the Company’s current Chief Financial Officer, Harry L. You, will continue to serve the Company in his role as Vice Chairman.

(e) On July 29, 2019, the Company entered into a Letter Agreement (the “Offer Letter”) with John J. Curran, its current Executive Vice President of Finance and, effective August 31, 2019, its Chief Financial Officer. Pursuant to the Offer Letter, Mr. Curran receives an annual base salary of $400,000 and is eligible to receive an annual cash bonus equal of $400,000, subject to the achievement of individual and Company performance goals.

Pursuant to the Offer Letter, in the event that Mr. Curran’s employment is terminated by the Company without “cause” or Mr. Curran resigns for “good reason” (as such terms are defined in the Offer Letter), the Company shall (i) pay him an amount equal to the 50% of his then-current annual salary plus 50% of his then-current target cash bonus, in equal installments over the course of the six months after his employment is terminated and (ii) reimburse COBRA continuation payments until the earlier of six months from the termination date and the date of Mr. Curran’s eligibility for another employer’s health plan. If Mr. Curran’s termination without “cause” or resignation for “good reason” occurs within two years of a change in control of the Company within the definition of the Company’s 2019 Omnibus Incentive Plan (the “Incentive Plan”), Mr. Curran shall be entitled to receive (i) an amount equal to the sum of his annual salary plus target cash bonus, paid in substantially equal monthly installments over a twelve-month period, (ii) reimbursement for COBRA continuation payments until the earlier of 12 months from the termination date and the date of Mr. Curran’s eligibility for another employer’s health plan and (iii) full vesting of any then-unvested equity awards. Mr. Curran must execute and not revoke a release of claims as a condition to receiving severance benefits.

Further, pursuant to the Offer Letter, Mr. Curran is required to enter into a form of Fair Competition Agreement (attached as an exhibit to the Offer Letter) with the Company (the “FCA”). Pursuant to the FCA, Mr. Curran will be required to provide the Company with one-months’ notice of his resignation, disclose to the Company any business opportunities presented to him, enter into confidentiality, non-disclosure and intellectual property provisions, and non-competition, non-solicitation of customers and employees, and non-disparagement restrictions.

Pursuant to the Offer Letter, subject to the Company’s Compensation Committee approval, Mr. Curran will be granted an equity award under the Incentive Plan in the form of restricted stock units having a grant date fair value of $1,000,000, which such award will vest in equal installments on the first and second anniversaries of the grant date subject to Mr. Curran’s continued employment by the Company on the vesting dates. In addition, during calendar year 2020, Mr. Curran will be eligible to receive an equity award under the Incentive Plan in the form of restricted stock units having a grant date fair value of $4,000,000, one-quarter of which such award, by fair value, will be delivered in four substantially equal installments on the first, second, third and fourth anniversaries of the grant date, subject to Mr. Curran’s continued employment by the Company on the vesting dates. The remaining 75% of the grant date fair value will be delivered in the form of performance-based restricted stock units that will be eligible to vest based on achievement of performance criteria established by the Compensation Committee in its discretion. Other than with respect to any sale to cover tax withholdings as expressly permitted by the Incentive Plan, the shares of common stock received upon the vesting of the foregoing equity awards will be subject to certain resale restrictions.

The foregoing description of the Offer Letter and the FCA is not a complete description thereof and is qualified in its entirety by reference to the full text of the fully-executed Offer Letter, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
10.1	Letter Agreement, dated July 29, 2019, by and between the Company and John J. Curran.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GTY TECHNOLOGY HOLDINGS INC.

	By:	/s/ Harry L. You
Name: Harry L. You
Title: Chief Financial Officer and Vice Chairman

Dated: August 14, 2019

Exhibit 10.1

EXECUTION VERSION

GTY Technology Holdings Inc.

July 29, 2019

John Curran

Re: Offer of Employment

Dear John:

On behalf of GTY Technology Holdings Inc. (together with its successors, the “Company”), I am pleased to offer you the position of Executive Vice President of Finance of the Company. Your employment will be effective as of July 29, 2019 (the “Effective Date”).

The terms that will apply to your employment with the Company are as follows:

1.	Position and Duties. Commencing on the Effective Date, provided you are able to provide services to the Company as the Executive Vice President of Finance, you will be employed by the Company on a full-time basis as the Company’s Executive Vice President of Finance, reporting to the Chief Executive Officer of the Company (the “Company CEO”).

You agree to perform the duties and responsibilities of your position, and such other duties and responsibilities as shall from time to time be mutually agreed upon between you and the Company CEO. You agree that, while employed by the Company, you will devote your full business time and your best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company and its subsidiaries; provided, however, you will be permitted to (i) engage in charitable and civic activities and (ii) manage your personal and family financial matters, in each case, to the extent such activities do not individually or in the aggregate interfere with your duties and responsibilities to the Company or create any actual or potential conflict of interests with the Company’s business.

Following a transition period, we expect that you will be appointed as the Chief Financial Officer of the Company. You will continue to report to the Company CEO upon your appointment as Chief Financial Officer. You agree to perform the duties and responsibilities of the Chief Financial Officer of the Company effective as of your date of appointment to that position.

2.	Base Salary and Annual Bonus. During your employment with the Company, you will receive an initial base salary of $400,000, less applicable tax and other withholdings and deductions required by law, payable in accordance with the Company’s payroll practices in effect from time to time. Your base salary will be subject to periodic review by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”).

For each calendar year of your employment, you will be eligible to receive an annual cash incentive bonus (the “Annual Bonus”) under the GTY Technology Holdings, Inc. Performance-Based Annual Incentive Plan (the “Bonus Plan”) of $400,000. The Annual Bonus will be subject to pro-ration for any period of employment of less than a full calendar year. The Annual Bonus will be subject to the achievement of Company and individual performance goals established by the Committee. The actual amount of the Annual Bonus, if any, will be determined in good faith by the Committee. You must be employed by the Company on the day that the Annual Bonus (if any) for a calendar year is paid in order to earn and receive such Annual Bonus. Any earned Annual Bonus shall be subject to standard payroll deductions and withholdings and paid no later than March 15th of the year following the calendar year to which the Annual Bonus relates. The Annual Bonus will be subject to the terms, conditions and restrictions of the Bonus Plan.

3.	Equity Compensation. On or about the Effective Date, you will, subject to approval by the Committee, be granted an equity award under the GTY Technology Holdings Inc. 2019 Omnibus Incentive Plan (the “Incentive Plan”) in the form of restricted stock units having a grant date fair value of $1,000,000 (with the number of restricted stock units determined based on the closing price per share of the Company’s common stock on the date of grant) (the “Initial Equity Award”). The Initial Equity Award will vest in substantially equal installments on the first and second anniversaries of the grant date, subject to your continued employment on such dates except as specifically set forth herein.

In addition, during calendar year 2020, subject to your continued employment and approval by the Committee, you will be eligible to receive an equity award under the Incentive Plan with a grant date fair value of $4,000,000 (if awarded, the “Additional Equity Award”). One-quarter of the grant date fair value of the Additional Equity Award will be delivered in the form of time-vested restricted stock units that will vest in substantially equal installments on each of the first, second, third and fourth anniversaries of the grant date, subject to your continued employment on such dates except as specifically set forth herein. The remaining three-quarters of the grant date fair value of the Additional Equity Award will be delivered in the form of performance-based restricted stock units that will be eligible to vest based on achievement of performance criteria established by the Committee in its discretion.

Other than with respect to any sale to cover tax withholdings as expressly permitted under the Incentive Plan or the award agreement thereunder, the shares of the Company’s common stock received upon vesting of the Initial Equity Award, the Additional Equity Award and any other equity awards that may be granted to you under the Incentive Plan (collectively, the “Equity Awards”) will be subject to the following “Resale Restrictions” for the periods described below: you may not, directly or indirectly, (A) sell, offer for sale, pledge or otherwise dispose of (except as otherwise provided herein) any shares of the Subject Securities (as defined below) granted to you pursuant to the Equity Awards, or (B) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the Subject Securities, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of shares of the Company’s common stock or other securities, in cash or otherwise. The aggregate number of shares of the Company’s common stock issuable in respect of Equity Awards shall be referred to herein as the “Subject Securities.” Notwithstanding the foregoing, “Subject Securities” will not include any portion of the restricted stock units subject to the Equity Awards that have been forfeited or cancelled pursuant to the award agreement(s) evidencing the Equity Awards.

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The Subject Securities will remain subject to the Resale Restrictions for a period of six months following the date the restricted stock units vest; provided, however, if your employment is terminated other than due to your death or Disability or as a result of a Change in Control (as defined in the Incentive Plan) and prior to the end of such six-month period, the Resale Restrictions will continue for a total of two years from the vesting date and shall lapse immediately as of the date of your termination due to death or Disability. The Subject Securities will also be subject in all respects to the terms of the Incentive Plan as well as any and all applicable laws and stock exchange rules and regulations and any applicable Company insider trading policy, “blackout” policy or other similar trading restrictions (including, without limitation, stock ownership guidelines) imposed by the Company from time to time.

The Equity Awards will be granted pursuant to the terms of the Incentive Plan and will be evidenced by one or more award agreements under the Incentive Plan. The Equity Awards will be subject to all of the terms, conditions and restrictions set forth in the award agreement and the Incentive Plan.

4.	Benefit Plans and Programs. You will be eligible to participate in the Company’s benefits and benefits plans and programs in effect from time to time, subject to the terms of any and all plan documents. The Company reserves the right, in its sole discretion, to amend, change or discontinue, in whole or in part, any and all of its benefits and/or benefit plans and programs, at any time for any reason. The Company will reimburse you for all reasonable business expenses you incur in the performance of your duties, subject to the terms of the Company’s expense reimbursement policies in effect from time to time applicable to senior executives. You will be entitled to paid vacation in accordance with the Company’s policies. The Company will provide you with substantially the same director and officer insurance coverage that the Company provides senior executives.

5.	At-Will Employment. Your employment with the Company shall, at all times, be on an “at-will” basis. This means that your employment is not for a fixed term or definite period. Rather, your employment can be terminated at any time, for any or no reason, with or without cause or notice, and you may resign at any time with or without reason, subject to any notice you are required to provide pursuant to the terms of the Fair Competition Agreement between you and the Company. The at-will nature of the employment relationship cannot be changed except in a separate, individualized, written agreement signed by you and the Company.

6.	Termination. In the event your employment with the Company terminates for any reason, the Company will pay you (i) unpaid base salary through the termination date, payable in accordance with the Company’s payroll practices, (ii) unreimbursed business expenses, payable in accordance with and subject to the terms of the Company’s expense reimbursement policies and (iii) any vested non-forfeitable amounts owing or accrued as of the termination date under the Company’s benefit plans or programs in which you participated (collectively, the “Accrued Benefits”).

Without otherwise limiting the “at-will” nature of your employment, in the event your employment is terminated at any time by the Company without “Cause” (as defined below) (excluding, for avoidance of doubt, a termination due to your death or Disability) or you resign for “Good Reason” (as defined below), then the Company shall provide you the following payments and benefits (the “Severance Benefits”): (1) an amount equal to the sum of (x) 50% of your then current base salary plus (y) 50% of your then current target Annual Bonus, with such amount payable in substantially equal installments over the six-month period following the date of your termination (the “Severance Period”); and (2) provided you timely elect and remain eligible for coverage pursuant to Part 6 of Title I of ERISA, or similar state law (collectively, “COBRA”), payment or reimbursement to you of an amount equal to the full monthly premium for COBRA continuation coverage under the Company’s medical plans as in effect on the date of your termination with respect to the level of coverage in effect for you and your eligible depends as of the date of your termination, on a monthly basis on the first business day of the calendar month next following the calendar month in which the applicable COBRA premiums were paid, with respect to the period from the date of your termination until the earlier of (x) the end of the Severance Period and (y) the date you become eligible for continued coverage under a subsequent employer’s health plan.

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Notwithstanding the foregoing, in the event your employment is terminated by the Company without Cause or for Good Reason within two years following a Change in Control (as defined in the Incentive Plan), you will be entitled to receive (1) severance in an amount equal to one times the sum of (x) your then current base salary plus (y) your then current target Annual Bonus, with such amount payable in substantially equal monthly installments over the 12-month period following your date of termination, (2) provided you timely elect and remain eligible for coverage pursuant to COBRA, payment or reimbursement to you of an amount equal to the full monthly premium for COBRA continuation coverage under the Company’s medical plans as in effect on the date of your termination with respect to the level of coverage in effect for you and your eligible depends as of the date of your termination, on a monthly basis on the first business day of the calendar month next following the calendar month in which the applicable COBRA premiums were paid, with respect to the period from the date of your termination until the earlier of (x) 12 months following your termination and (y) the date you become eligible for continued coverage under a subsequent employer’s health plan, and (3) full vesting of any then-unvested equity awards (including the Equity Awards) granted to you by the Company under the Incentive Plan (collectively, the “CIC Severance”).

Notwithstanding anything herein to the contrary, you will not be entitled to receive the Severance Benefits or the CIC Severance, as applicable, or any other payment or benefit triggered upon termination of employment (other than the Accrued Benefits) unless, within 30 days following the termination date, you have executed and not revoked a general release of claims in a standard form utilized by the Company (the “Release”). The Severance Benefits or the CIC Severance, as applicable, shall be paid or commence on the first payroll period following the date the Release becomes effective (the “Payment Date”), provided that if the period during which you may deliver the Release spans two calendar years, the Payment Date shall be no earlier than January 1 of the second calendar year.

For purposes of this offer letter, “Cause” shall mean: (i) a willful act of dishonesty by you in connection with the performance of your duties as an employee; (ii) your conviction of, indictment for, or plea of guilty or nolo contendere to, (x) a felony or (y) any other crime involving fraud, embezzlement or moral turpitude or a material violation of federal or state law that has had or is reasonably likely to have a detrimental effect on the Company’s reputation or business; (iii) your gross misconduct in the performance of your duties as an employee; (iv) your intentional or grossly negligent unauthorized use or disclosure of any Confidential Information or Intellectual Property (each as defined in the Fair Competition Agreement); (v) your material breach of any obligations under any written agreement between you and the Company, including, without limitation, the Fair Competition Agreement, if such breach is not remedied by you within thirty (30) days after the Company provides you with notice thereof; (vi) your material breach of any material Company policy generally applicable to Company employees, including but not limited to those relating to insider trading or sexual harassment, if such breach is not remedied by you within thirty (30) days after the Company provides you with notice thereof; or (vii) your willful refusal to follow the lawful directives of the Company CEO, if such refusal is not remedied by you within thirty (30) days after the Company provides you with notice thereof.

For purposes of this offer letter, “Good Reason” shall mean your resignation after one of the following conditions initially has come into existence without your written consent: (i) a material diminution in your base salary or (ii) a material diminution in your duties as Executive Vice President of Finance or, following your appointment as Chief Financial Officer, as Chief Financial Officer. A resignation for Good Reason will not be deemed to have occurred unless you give the Company written notice of the condition within 90 days after the condition initially comes into existence, the Company fails to remedy the condition within 30 days after receiving your written notice and you actually resign your employment within 60 days following the expiration of the Company’s cure period.

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7.	Fair Competition Agreement. As a material inducement for the Company to agree to enter into an employment relationship with you on the terms set forth herein, you agree to execute and comply with the Fair Competition Agreement attached hereto as Exhibit A.

8.	Company Policies and Procedures. Your employment will be subject to the Company’s policies and procedures (whether as currently existing or to be established in the future), as they may be amended, changed or discontinued at any time and such other rules and regulations as may be adopted or amended in the Company’s sole discretion.

9.	Section 409A. The Severance Benefits and other payments under this offer letter triggered on a termination of employment shall begin only after the date of your “separation from service” (determined as set forth below), which occurs on or after date of the termination of your employment, and shall be subject to the provisions of this Section 9. The intent of the parties is that payments and benefits under this offer letter comply with, or are exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) and, accordingly, to the maximum extent permitted, this offer letter shall be interpreted to be in compliance therewith. For purposes of Section 409A, your right to receive any installment payments pursuant to this offer letter will be treated as a right to receive a series of separate payments. Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments except to the extent specifically permitted or required by Section 409A.

If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments shall be made on the dates and terms set forth in this offer letter.

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If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then: (i) each installment of the Severance Benefits that, in accordance with the dates and terms set forth in this offer letter, will in all circumstances, regardless of when the “separation from service” occurs, be paid within the short-term deferral period (as defined in Section 409A) shall be treated as a “short-term deferral” within the meaning of Treasury Regulation Section 1.409A-l(b)(4) to the maximum extent permissible under Section 409A and shall be paid on the dates and terms set forth in this offer letter; and (ii) each installment of the Severance Benefits that is not described in clause (i) above and that would, absent this clause (ii), be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such “separation from service” (or, if earlier, your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your “separation from service” and any subsequent installments, if any, being paid in accordance with the dates and terms set forth in this offer letter; provided, however, that the preceding provisions of this clause (ii) shall not apply to any installment of the Severance Benefits if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-l(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-l(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the “separation from service” occurs.

The determination of whether and when your “separation from service” from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section l.409A-1(h). Solely for purposes of this paragraph, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

All reimbursements and in-kind benefits provided under this offer letter shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (1) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this offer letter), (2) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (3) the reimbursement of any eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (4) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

Notwithstanding any other provision of this offer letter, the Company makes no representation or warranty and shall have no liability to you or to any other person if any provisions of this offer letter are determined to constitute deferred compensation subject to Section 409A but do not satisfy an exemption from, or the conditions of, that section. If either you or the Company reasonably determines that any payment to you will violate Section 409A, you and the Company agree to use reasonable best efforts to restructure the payment in a manner that is either exempt from or compliant with Section 409A to the extent that the restructuring is consistent with the original economic intent of the parties.  You and the Company agree to execute any and all amendments to this offer letter (or any other applicable agreement) that are consistent with the original economic intent of the parties and promote compliance with the distribution provisions of Section 409A in an effort to avoid or minimize, to the extent allowable by law, the tax (and any interest or penalties thereon) associated with Section 409A.  If it is determined that a payment to you was (or may be) made in violation of Section 409A, the Company will cooperate, to the extent commercially reasonable, with any effort by you to mitigate the tax consequences of such violation, including cooperation with your participation in any IRS voluntary compliance program or other correction procedure under Section 409A that may be available to you; provided, that such correction is consistent with the commercial intent of the parties hereunder; provided, further, that in no event shall the Company be obligated to incur any material cost in connection with its obligations under this sentence.

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10.	Section 280G. Notwithstanding any other provision of this letter or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or any of its affiliates to you or for your benefit pursuant to the terms of this letter or otherwise (“Covered Payments”) constitute “parachute payments” within the meaning of Section 280G of the Code, and would, but for this paragraph be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the Covered Payments shall be reduced (but not below zero) to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax. Any such reduction shall be made by the Company in its sole discretion consistent with the requirements of Section 409A. Any determination required under this paragraph, including whether any payments or benefits are parachute payments, shall be made by the Company in its sole discretion. You shall provide the Company with such information and documents as the Company may reasonably request in order to make a determination under this paragraph. The Company’s determinations shall be final and binding on the Company and you.

11.	Notices. All notices or other communications required or permitted to be given under this offer letter shall be in writing and shall be deemed to have been duly given when delivered personally or one business day after being sent by a nationally recognized overnight delivery service, charges prepaid. Notices also may be given electronically via PDF and by email and shall be effective on the date transmitted if confirmed within 48 hours thereafter by a signed original sent in the manner provided in the preceding sentence. Notice to you shall be sent to your most recent residence and personal email address on file with the Company. Notice to the Company shall be sent to the Company email address of the Chief Executive Officer.

12.	Entire Agreement; Miscellaneous. This offer letter, together with the Incentive Plan, any equity award agreements referenced herein and the Fair Competition Agreement, constitutes the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral. The terms of this offer letter may only be modified in a specific writing signed by you and an authorized representative of the Company. The invalidity or unenforceability of any provision or provisions of this offer letter will not affect the validity or enforceability of any other provision hereof, which will remain in full force and effect. Any disputes arising out of or related to this offer letter or your employment with the Company will be subject to the dispute resolution provisions in the Fair Competition Agreement, and this offer letter shall be governed by and construed in accordance with the governing law provision set forth in the Fair Competition Agreement. In the event of any conflict between any of the terms in this offer letter and the terms of any other agreement between you and the Company, the terms of this offer letter will control. By entering into this offer letter and commencing employment with the Company, you represent that you are not bound by any employment contract, restrictive covenant or other restriction that prevents you from entering into employment with or carrying out your responsibilities for the Company, or which is in any way inconsistent with this offer letter. This offer letter is binding on and may be enforced by the Company and its successors and assigns and is binding on and may be enforced by you and your heirs and legal representatives. In addition, the Company may assign this offer letter or any and all rights, duties and obligations hereunder to any subsidiary of the Company; provided that the Company hereby unconditionally guarantees full payment of any payment obligations hereunder in the event of such assignment; provided further that any payment made by any such assignee shall offset any payment obligation of the Company. This offer letter may be executed in any number of counterparts, all of which taken together shall constitute one instrument. Execution and delivery of this offer letter by facsimile or other electronic signature is legal, valid and binding for all purposes.

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This offer of employment is contingent upon (x) your consent to a background check, including a pre-employment drug screen, with results satisfactory to the Company, and (y) your presentation of satisfactory documentation that establishes identity and employment eligibility in accordance with the US Immigration and Naturalization requirements.

We are very excited about having you join the Company and I anticipate that you will make many important contributions to the Company and its strategic mission. Please acknowledge your acceptance of this offer by returning a signed copy of this offer letter.

Very truly yours,
GTY Technology Holdings Inc.

By:	/s/ Stephen Rohleder

Accepted and agreed:

/s/ John Curran
John Curran

[Signature page to Offer Letter – John Curran]

Exhibit A

Fair Competition Agreement

FAIR COMPETITION AGREEMENT

In consideration of the commencement of your employment with GTY Technology Holdings Inc. and/or any of its current or future parents, subsidiaries, affiliates, and/or successors (collectively, the “Company”), and the compensation and other benefits you will receive from the Company (your “Employment”), you agree, intending to be legally bound, as follows:

Acknowledgements and Representations

1.                  Supplemental Terms. You acknowledge that you have received a separate offer letter (the “Offer Letter”) that sets forth the relevant terms concerning your compensation arrangements with the Company. In the event of any conflict between this Fair Competition Agreement (this “Agreement”) and the Offer Letter, the terms of the Offer Letter shall govern.

2.                  Acceptance. You acknowledge that the Company considers the protections provided by this Agreement to be necessary to safeguard its Customer Confidences, Confidential Information, Intellectual Property, Customer relationships (each as defined in this Agreement) and other business interests and is willing to commence your Employment only if you agree to accept the obligations set forth herein.

3.                  No Conflicting Obligations. You represent that you do not have any contractual or other obligations that would conflict with your Employment by the Company. In particular, you represent that you are not bound by any agreement, understanding or other obligation (including, without limitation, any non-competition or nonsolicitation agreement) with or to any person or entity that prohibits you from accepting or continuing your Employment by the Company and fully performing all your duties for the Company, except as described on Annex A attached hereto. By executing this Agreement, you hereby acknowledge and confirm that all business activities in which you are currently participating and any boards on which you are serving are listed on Annex A attached hereto, which outside activities are subject to the conditions imposed on such activities in the Offer Letter.

4.                  Documents and Confidential Information Belonging to Former Employers and Other Third Parties. You also represent that you have not taken or retained, and do not have in your possession, any documents, in either electronic or hard copy form, that belong to any former employer (which, for purposes of this Agreement, shall include persons, corporations, and other entities for which you have acted as an independent contractor or consultant) and that you will not use or disclose in your work for the Company any trade secrets or confidential information belonging to any former employer or other third party.

At Will Employment and Notice Period

5.                  At Will Nature of Employment. You acknowledge that neither the Offer Letter nor this Agreement gives you any right to employment or continued employment with the Company and that, unless otherwise provided in another writing executed by an officer of the Company and you, your Employment with the Company shall be at the will of both the Company and you. This means that you are free to resign at any time (subject to providing written notice pursuant to any applicable Notice Period as set forth below), for any or no reason, and, similarly, the Company is free to terminate your Employment at any time, for any or no reason. Your Employment will continue in effect, however, until terminated by either the Company or you.

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6.                  Notice Period. (a) You understand and agree that you will have access to Customer Confidences, Confidential Information, Intellectual Property and Customer relationships belonging to the Company. You recognize and agree that it is reasonable and necessary for the Company to protect such Customer Confidences, Confidential Information, Intellectual Property, and Customer relationships and to provide a smooth transition if you choose to leave the Company. Consequently, you agree to provide the Company with one month of prior notice (the “Notice Period”), in writing. If such notice is provided to the Company prior to the bonus payment date for that year, (i) you shall not be entitled to receive any annual or long-term incentive compensation award for that year and (ii) vesting of deferred amounts not yet vested shall cease upon notice of your intent to terminate your employment.

(b)               If, at the time you provide notice in accordance with this paragraph 6, you intend or contemplate alternative employment, you also agree to provide sufficient details, in writing, about such alternative employment to allow the Company to meaningfully exercise its rights under this paragraph 6.

(c)               During the Notice Period, you will: (i) perform any reasonable duties and responsibilities the Company requests; (ii) devote all of your working time, labor, skill and energies to the business and affairs of the Company; (iii) be paid your base salary; and (iv) be entitled to continue to participate in the Company’s employee benefit plans as provided for herein. After you have given notice of your resignation, the Company may, at any time during the Notice Period and in its sole and absolute discretion, (A) elect to place you on paid leave for all or any part of such Notice Period, subject to applicable law, (B) relieve you of some or all of your duties as an employee of the Company and/or exclude you from its premises or (C) shorten or eliminate the Notice Period and accelerate the date on which your resignation will be effective without any obligation to compensate you for the period between the date that the Company effected the acceleration of the effective date of your resignation and the date on which the Notice Period was originally due to end. For the avoidance of doubt, you agree that the taking of any action described in the preceding sentence by the Company shall not constitute a breach of this Agreement or your Offer Letter.

(d)               You further agree that during your Employment, including during the Notice Period, whether or not the Company requires you to work during the Notice Period, you will not provide services for any Competitor including, without limitation, engaging in, directly or indirectly, or managing or supervising personnel engaged in, any activity (i) which is similar or substantially related to any activity in which you were engaged, in whole or in part, at the Company; (ii) for which you had direct or indirect managerial or supervisory responsibility at the Company; or (iii) which calls for the application of the same or similar specialized knowledge or skills as those used by you in your activities with the Company. For purposes of this Agreement, a “Competitor” means a business enterprise that (A) engages in any activity, (B) proposes to engage in any activity or (C) owns or controls a significant interest in or is a subsidiary or affiliate of any entity, which, in either case, competes with or proposes to compete with any activity in which the Company is engaged, such as, without limitation, developing and licensing software for federal, state and local governments and governmental agencies.

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Duties

7.                  Nature of Duties. You agree to devote your full working time and efforts to the business and affairs of the Company (which may include service to its affiliates) on a full-time basis and will at all times faithfully, industriously and to the best of your ability, experience and talent, perform all duties that may be required of you. Except to the extent expressly permitted in your Offer Letter, during your Employment, you shall not engage in any other business activities without the prior written consent of the Company. In particular, during your Employment, you agree not to work for or assist, whether or not for profit or personal gain, any Competitor or engage in any business or activity that is similar to or competes directly or indirectly with the Company or is inimical to the best interests of the Company or that would interfere with your ability to work for the Company on a full-time basis.

8.                  Duty to Disclose Business Opportunities. During your Employment, you shall (a) promptly disclose to the Company all business opportunities that are presented to you in your capacity as an officer or employee of the Company or that are of a similar nature to the Company’s existing business or a type of business the Company is currently developing or considering and (b) not usurp or take advantage of any such business opportunity personally or assist any third party in doing so without first offering such opportunity to the Company.

9.                  Compliance with Company’s Policies and Practices. During your Employment, you agree to observe and comply with all rules, regulations, policies and practices in effect or adopted by the Company at this time or in the future.

Confidentiality, Non-Disclosure and Intellectual Property

10.              Customer Confidences. As used in this Agreement, “Customer” means any person, corporation or other entity (a) for which the Company has performed any services or to which it has sold any products, (b) with which it has engaged in any business activity or (c) from which the Company has actively solicited business or discussed other business arrangements in the year preceding the termination of your Employment. The Company’s Customers expect that the Company will hold all business-related information about them, including the fact that they are doing or are considering doing business with the Company and the specific matters on which they are or may be doing business, in the strictest confidence (“Customer Confidences”). You acknowledge that, during the course of your Employment, you will have access to such Customer Confidences. You also acknowledge and agree that all relationships with Customers that you initiate or develop during your Employment with the Company belong to the Company, not to you personally.

11.              Confidential Information. You acknowledge that, during the course of your Employment, you will have access to information relating to the Company’s business that provides the Company with a competitive advantage, is not generally known by persons outside the Company and could not easily be determined or learned by someone outside the Company (“Confidential Information”). Such Confidential Information, whether or not explicitly designated as confidential, includes both written information and information not reduced to writing and includes but is not limited to information about Customers, trade secrets, internal corporate policies and strategies, pricing, financial and sales information, personnel information, forecasts, formulas, compilations, software programs, data, databases, directories, research, client lists and business and marketing plans, and any modifications or enhancements of any of the foregoing. You further agree that if you previously rendered services to the Company (e.g., as an independent contractor or consultant) or otherwise gained knowledge of Customer Confidences and/or Confidential Information (e.g., by executing a Non-Disclosure Agreement prior to your rendering services to the Company in any capacity), your obligations under any such agreement between you and the Company to preserve Customer Confidences and/or Confidential Information shall remain in full force and effect pursuant to the applicable terms contained therein.

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12.              Duty to Preserve Customer Confidences and Confidential Information. You agree not to use or disclose, without the prior written consent of the Company, both during and after your Employment with the Company, Customer Confidences and Confidential Information, except as may be necessary in the good faith performance of your duties to the Company or as permitted by paragraphs 24 and 25 hereof.

13.              Company Documents. You acknowledge that all documents, in hard copy or electronic form, received, created or used by you in connection with your Employment with the Company, other than those relating solely to your personal compensation and benefits, are and will remain the property of the Company. You agree to return and/or cooperate in permanently deleting all such documents (including all copies) promptly upon the termination of your Employment and agree that, during or after your Employment, you will not, under any circumstances, without the written consent of the Company, disclose those documents to anyone outside the Company or use those documents for any purpose other than the advancement of the Company’s interests, or as permitted by paragraphs 24 and 25 hereof. You further understand and agree that you are prohibited from searching for, accessing, viewing, printing, transferring and/or using documents, e-mails, and any other data stored on any of the Company’s computer systems in the absence of a legitimate business need or Company objective, and any such actions or use will be considered unauthorized.

14.              Obligation to Return Signed Termination Certificate Upon Termination. Upon termination of your Employment, you will be asked to participate in an exit interview and to sign and deliver a “Termination Certificate,” the form of which is attached hereto as Annex B. If you do not attend an exit interview, you are still obligated to sign and deliver the Termination Certificate. Your failure to sign the Termination Certificate, however, shall not affect any of your obligations under this Agreement.

15.              Intellectual Property. (a) You agree to fully and promptly disclose to the Company, without additional compensation, all ideas, original or creative works, inventions, discoveries, computer software or programs, trading strategies, statistical and economic models, improvements, designs, formulae, processes, production methods and technological innovations, whether or not patentable or copyrightable, which, during your Employment with the Company, are made, conceived or created by you, alone or with others, during or after usual working hours, either on or off the job, and which are related to the business of the Company or which relate in any way to the work performed by you for the Company (“Intellectual Property”). You acknowledge that the Company owns all such Intellectual Property rights as works made for hire to the fullest extent of the law. For the avoidance of doubt, you hereby assign to the Company all such Intellectual Property rights in any and all media now known or hereafter developed, along with all existing causes of action, known or unknown.

(b) You agree, at any time during or after your Employment, to sign all papers and do such other acts and things, at the Company’s expense, as the Company deems necessary or desirable and may reasonably require of you to protect the Company’s rights to such Intellectual Property, including applying for, obtaining and enforcing patents or copyrights with respect to such Intellectual Property in any and all domestic and overseas jurisdictions.

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Restrictive Covenants

16.              Nature of Company’s Business. You acknowledge that the Company is engaged in a highly competitive business and that the preservation of its Customer Confidences and Confidential Information is critical to the Company’s continued business success. You also acknowledge that the Company’s relationships with its Customers are extremely valuable and that, by virtue of your Employment with the Company, you have had or may have contact with those Customers and that, if so, you must always act in the best professional manner and are being compensated to develop relationships with Customers on behalf of and for the benefit of the Company. As a result, your engaging in or working for or with any business which is directly or indirectly competitive with the Company would cause the Company great and irreparable harm if not done in strict compliance with this Agreement.

17.              Covenant Not to Compete. You acknowledge that the Company is in a highly competitive industry and that your leaving the Company to join a competing business would jeopardize the Company’s Customer Confidences, Confidential Information, Intellectual Property and Customer relationships. Accordingly, you agree that:

(a)               Subject to the provisions below, during your Employment with the Company, and for the applicable Non-Compete Period (as defined below), and in consideration for the payments provided for below (excluding, for the avoidance of doubt, any payment in the event your Employment is terminated for Cause (as defined below)), you will not directly or indirectly work for or with, own, invest in, render any service or advice to or otherwise assist (in each case, whether or not for compensation) or act as an officer, director, employee, partner or independent contractor for any Competitor in the United States or any foreign country. You acknowledge that, given the nature of the Company’s business and the geographical market of the Company combined with your role and responsibilities, the geographical area of the United States or any foreign country and the Non-Compete Period are both reasonable.

(b)               To the extent that, at the time of the termination of your Employment, you intend to work for or provide services to a Competitor or any arguably competing business, you agree to provide the Company at the time of such termination with at least two weeks’ advance written notice of your intention to do so. You also agree that, should you consider working for any Competitor or arguably competing business at any time during the applicable Non-Compete Period, you will provide the Company with at least two weeks’ advance written notice of your intention to do so. The notices contemplated by this paragraph shall be delivered by you in writing to the attention of the Chief Executive Officer of the Company.

(c)               If your Employment with the Company is terminated due to your voluntary resignation with the Company following which you are not entitled to receive severance benefits pursuant to the terms of your Offer Letter (i.e., a resignation by you without Good Reason (as defined in the Offer Letter)) (a “Non-Severance Resignation”), the Company agrees that the covenant not to compete set forth in paragraph 17(a) shall apply only during the period or periods of the applicable Non-Compete Period that the Company, in its sole discretion, elects to pay you (in accordance with the Company’s normal payroll practices) an amount equal to your regular base salary in effect on the effective date of your Non-Severance Resignation from the Company (the “Non-Compete Payments”). In the event the Company elects to make the Non-Compete Payments, you will be required to execute and not revoke a general release of claims in a standard form utilized by the Company as a condition to your receipt of the Non-Compete Payments. The release must become effective within thirty (30) days following the date the Company notifies you of its intent to enforce the provisions of paragraph 17(a). The Company will determine the timing and duration of the Non-Compete Payments, although in no event will the duration of such payments extend beyond the end of the applicable Non-Compete Period. The Company shall have the right at any time during the Non-Compete Period to invoke its right to make the Non-Compete Payments. For example, if at the time of your termination of Employment, you notify the Company of your intent to go to a non-competing entity, the Company may elect not to make Non-Compete Payments. If, however, you decide later in the Non-Compete Period to go to a Competitor, you must notify the Company in accordance with paragraph 17(b) above, and the Company shall then have the right to elect to make the Non-Compete Payments for a period lasting no longer than the remainder of the Non-Compete Period. In any instance where the Company has the right to elect to make the Non-Compete Payments, it must do so within fifteen (15) business days of the Company’s receipt of your written notice of your intent to resign or your intent to go to a competing entity, as the case may be. If during any period(s) the Company is making Non-Compete Payments, you perform services for and receive compensation from a non-competing entity, you shall notify the Company of such compensation, and the Company shall be entitled to offset such amounts against the Non-Compete Payments.

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(d)               If your Employment is terminated by the Company for Cause (as defined in the Offer Letter), the terms of paragraph 17(a) will apply for the duration of the applicable Non-Compete Period and you shall not be entitled to any Non-Compete Payments.

(e)               For purposes of this Agreement, the Non-Compete Period means: (i) if you resign for Good Reason, the period of time during which you are entitled to receive severance payments from the Company as set forth in your Offer Letter, but in no event beyond the period of time permitted by applicable law; (ii) if your employment is terminated by the Company for Cause, six (6) months from the effective date of your termination; and (iii) in the event of a Non-Severance Resignation, not more than six (6) months from the effective date of such resignation.

18.              Non-Solicitation of Customers. You acknowledge that, by virtue of your Employment by the Company, you have gained or will gain knowledge of the identity, characteristics and preferences of the Company’s Customers, among other Customer Confidences and Confidential Information, and that you would inevitably have to draw on such information if you were to solicit or service the Company’s Customers on behalf of a Competitor. Accordingly, you agree that during your Employment by the Company (including during any applicable Notice Period), and for twelve (12) months following the termination of that Employment for any reason (the “Restricted Period”), you will not, on your own behalf or behalf of anyone else, directly or indirectly, solicit the business of, or direct tailored advertisements to, actual or prospective Customers of the Company (a) as to which you performed services or had direct contact, or (b) as to which you had access to Customer Confidences or Confidential Information during the course of your Employment by the Company. You further agree that during the Restricted Period, you will not provide services that are the same as or similar to those provided by the Company or encourage or assist any person or entity in competition with the Company to solicit, service, or direct tailored advertisements to any actual or prospective Customer of the Company covered by the previous sentence of this section, or otherwise seek to encourage or induce any such Customer to cease doing business with, or reduce the extent of its business dealings with, the Company. The prohibitions contained in this section shall not, however, apply to any Customers you developed without any substantial assistance from the Company, provided you so demonstrate in writing during your Employment with the Company.

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19.              Non-Solicitation of Employees. You also agree that, during the Restricted Period, you will not, directly or indirectly, solicit, hire or seek to hire (whether on your own behalf or on behalf of some other person or entity) any person who is at that time (or was during the prior six (6) months) an employee, consultant, independent contractor, representative or other agent of the Company. Nor will you during the Restricted Period, directly or indirectly, on your own behalf or on behalf of any other person, entity or organization, induce or encourage any employee, consultant, independent contractor, representative or other agent of the Company to terminate or reduce his or her employment or other business relationship or affiliation with the Company. Nor will you directly or indirectly assist any third party in doing what you yourself are prohibited from doing under this paragraph.

20.              Non-Disparagement. Except as otherwise permitted by this Agreement or applicable law, you agree that during your Employment with the Company and at all times thereafter you will not make disparaging or defamatory comments regarding the Company or its owners, members, directors, officers, employees, shareholders, agents, representatives or others with whom the Company has a business relationship as of the date of termination of your Employment or make any public statements that are intended to, or can reasonably expected to, damage the reputations of any of such entities or persons.

21.              Tolling. In the event that you violate any of the preceding provisions of the Restrictive Covenants sections of this Agreement, the time periods set forth in those sections shall be extended for the period of time you remain in violation of the provisions.

Arbitration

22.              (a) It is understood and agreed between the parties hereto that any and all claims, grievances, demands, controversies, causes of action or disputes of any nature whatsoever (including, but not limited to, tort and contract claims, and claims based upon any law, statute, order, or regulation) arising out of, in connection with, or in relation to (i) the interpretation, performance or breach of this Agreement, (ii) your Employment by the Company, (iii) the termination of your Employment with the Company, and (iv) the arbitrability of any claims under or relating to this Agreement, shall be resolved by final and binding arbitration. This agreement to arbitrate expressly includes, but is not limited to, claims under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act of 1967, as amended, the Americans with Disabilities Act of 1990, as amended, Section 1981 of the Civil Rights Act of 1866, the Family and Medical Leave Act, as amended, the Employee Retirement Income Security Act, as amended, the Fair Labor Standards Act, as amended, and any similar federal, state, local or municipal law, statute or regulation.

(b)                  The forum for any arbitration under this Agreement shall be final and binding arbitration under the auspices of JAMS in Boston, Massachusetts.

(c)                  The arbitration shall be conducted in accordance with the then-existing JAMS Employment Rules and Procedures, except to the extent such rules conflict with the procedures set forth in this paragraph, in which case these procedures shall govern. Any such arbitration shall be before one arbitrator. The parties shall select a mutually acceptable retired judge from the panel of arbitrators serving with any of JAMS’s offices, but in the event the parties cannot agree on an arbitrator, the Administrator of JAMS shall appoint a retired judge from such panels (the arbitrator so selected or appointed, the “Arbitrator”). The Arbitrator shall render an award and a written, reasoned opinion in support thereof. The Arbitrator shall have power and authority to award any appropriate remedy (in law or equity) or judgment that could be awarded by a court of law in the Commonwealth of Massachusetts, and, upon good cause shown, the Arbitrator shall afford the parties adequate discovery, including deposition discovery.

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(d)                  The dispute resolution process shall be strictly confidential. Neither party shall disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all parties, except as required by applicable law. Except as provided herein, the Federal Arbitration Act shall govern the interpretation, enforcement and all proceedings pursuant to this Agreement. The Arbitrator shall be bound by and shall strictly enforce the terms of this paragraph 22 and may not limit, expand or otherwise modify its terms. The Arbitrator shall make a good faith effort to apply the substantive law (and the law of remedies, if applicable) of the Commonwealth of Massachusetts, or federal law, or both, as applicable, without reference to conflicts of laws provisions. The Arbitrator shall be bound to honor claims of privilege or work-product doctrine recognized at law, but the Arbitrator shall have the discretion to determine whether any such claim of privilege or work-product doctrine applies. The award rendered shall be final and binding upon the parties, and judgment upon the award may be entered in any court having jurisdiction thereof.

(e)                  Claims must be brought by either you or the Company in your or its individual capacity, not as plaintiffs or class members in any purported class or collective proceeding, and the Arbitrator shall not have the power to hear the arbitration as a class or collective action. To the maximum extent permitted by law, both you and the Company waive the right to bring, maintain, participate in, or receive money from any class, collective or representative proceeding. The parties intend this arbitration provision to be valid, enforceable, irrevocable and construed as broadly as possible.

(f)                   Each party shall bear its own fees and expenses with respect to this dispute resolution process and any litigation related thereto and the parties shall share equally all fees and expenses, in accordance with the JAMS Employment Rules and Procedures, unless prohibited by applicable law.

Other Terms

23.              In the twelve (12) months following the termination of your Employment with the Company, in the event you seek or obtain employment or another technology company other than the Company, you agree to provide that person or entity with a copy of this Agreement. You also agree to notify the Company in writing, as far in advance as is reasonably practicable, of the details of such employment or business affiliation. You also agree that the Company may provide a copy of this Agreement to any such person or entity.

24.              Nothing in this Agreement restricts or prohibits you from initiating communications directly with, responding to any inquiries from, providing testimony before, providing Confidential Information to, reporting possible violations of law or regulation to, or from filing a claim or assisting with an investigation directly with a self-regulatory authority or a government agency or entity, including without limitation, the U.S. Securities and Exchange Commission or the Financial Industry Regulatory Authority (collectively, the “Regulators”), or from making other disclosures that are protected under the whistleblower provisions of federal, state, or local law or regulation. You do not need the prior authorization of the Company to engage in conduct protected by this paragraph, and you do need to notify the Company that you have engaged in such conduct. This Agreement does not limit your right to receive an award from any Regulator that provides awards for providing information relating to a potential violation of the law.

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25.              Pursuant to the Defend Trade Secrets Act of 2016, non-compliance with the confidentiality provisions of this Agreement shall not subject you to criminal or civil liability under any Federal or State trade secret law for the disclosure of a Company trade secret: (i) in confidence to a Federal, State or local government official, either directly or indirectly, or to an attorney in confidence solely for the purpose of reporting or investigating a suspected violation of law; (ii) in a complaint or other document filed in a lawsuit or other proceeding, provided that any complaint or document containing the trade secret is filed under seal; or (iii) to an attorney representing you in a lawsuit for retaliation by the Company for reporting a suspected violation of law or to use the trade secret information in that court proceeding, provided that any document containing the trade secret is filed under seal and you do not disclose the trade secret, except pursuant to court order.

26.              You acknowledge that the restrictions contained in this Agreement are fair, reasonable and necessary for the protection of the legitimate business interests of the Company, and that, in the event of any actual or threatened breach by you, the Company will suffer serious, irreparable and substantial harm to its business and interests, the extent of which may be difficult to determine and impossible to fully remedy by an action at law for momentary damages. You therefore consent to the entry of a restraining order, preliminary injunction or other preliminary, provisional or permanent court order to enforce this Agreement and expressly waive any security that might otherwise be required in connection with such relief, and you further agree that the dispute resolution process set forth in paragraph 22 of this Agreement in no way limits the Company’s right to obtain any preliminary, provision or permanent relief as may be necessary to protect the Company’s rights and interests. You also agree that any request for such relief by the Company shall be in addition and without prejudice to any claim for monetary damages which the Company might elect to assert. In the event you violate any provision of this Agreement, the Company shall be entitled to recover all costs and expenses of enforcement, including reasonable attorneys’ fees.

27.              In the event of litigation arising from or related to the terms of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and other expenses.

28.              If any provision of this Agreement is held to be unenforceable by a court or other decision-maker, the remaining provisions shall be enforced to the maximum extent possible. If a court or other decision-maker should determine that any portion of this Agreement is overbroad or unreasonable, such provision shall be given effect to the maximum extent possible by narrowing or enforcing in part that aspect of the provision found overbroad or unreasonable.

29.              This Agreement represents the entire agreement of the parties with respect to the subject matter covered, supersedes any and all prior written or oral agreements and cannot be modified except in a writing signed by both parties. The waiver by any party to this Agreement of a breach of any of the provisions of this Agreement shall not operate or be construed as a waiver of any subsequent or simultaneous breach.

30.              This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns. Neither a formal assignment nor notice to you shall be required. This Agreement shall be binding upon you and your heirs, executors, administrators and legal representatives. However, your duties and obligations hereunder are personal and shall not be assignable or delegable by you in any manner whatsoever.

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31.              This Agreement shall be construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to the state’s principles of conflict of laws.

32.              Any notice required or permitted to be given under this Agreement shall be in writing and sent by both email and certified mail, return receipt requested. If the notice is from you to the Company, it shall be sent to the Chief Executive Officer of the Company. If sent by the Company to you, such notice shall be sent to your last known email and home addresses.

33.              This Agreement may be executed by fax or email and/or in multiple counterparts, each of which shall be deemed an original.

34.              The parties waive the right to a jury trial to the maximum extent permitted by law.

35.              You acknowledge that you understand the terms and conditions set forth in this Agreement and have had adequate time to consider whether to agree to them and to consult a lawyer or other advisor of your choice if you wish to do so.

(Signature page follows)

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IN WITNESS WHEREOF, the parties have executed this Agreement as of this 29th day of July, 2019.

THE COMPANY

By:	/s/ Stephen Rohleder

Printed Name:	Stephen Rohleder

Title:	Chief Executive Officer

EMPLOYEE

By:	/s/ John Curran

Printed Name: John Curran

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ANNEX A

Description of Restrictive Agreements

Description of Current Outside Business Activities or Board Service

(Covered activities include: (1) Service on a board of directors similar body such as advisory committee, creditors committee, oversight or management body or investment board of any entity (including charitable, civic, religious, fraternal and other nonprofit organizations, etc.) whether or not compensation is received; (2) Outside securities sales activities, including involvement in private placements or offerings, are prohibited whether or not they involve compensation in any form; and (3) Outside business activities for which any compensation is received.) (Include the name of the outside entity/employer, type of business performed, type and method of compensation (if any), the estimated amount of time to be dedicated to the outside activity and any potential conflicts of interest that may arise). Note: Certain outside business activities and board service will require the approval of the Company’s Board of Directors or other individuals or committees.

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ANNEX B

TERMINATION CERTIFICATE

The undersigned hereby certifies as follows:

1. When I signed the Fair Competition Agreement dated as of _________ (the “Agreement”), I read and understood the terms contained therein. I have now reviewed the Agreement again as part of my exit interview, and I fully understand the terms thereof and my continuing obligations thereunder, including my obligations (a) not to use for personal benefit or disclose to others any Confidential Information (as defined in the Agreement), and (b) to assign to the Company all rights (if any) that I may have acquired in any Intellectual Property (as defined in the Agreement).

2. I have fully complied with the terms of the Agreement, including the return of any documents and other tangible materials of any nature pertaining to my employment by GTY Technology Holdings Inc. (the “Company”).

3. I recognize that the unauthorized taking of any Confidential Information or Intellectual Property is a crime, and that any unauthorized taking of Confidential Information or Intellectual Property may also result in civil liability.

4. The Company may notify my new employer of (a) the general nature or subject matter of the Confidential Information (without actually disclosing such Confidential Information) to which I had access while employed by the Company, and (b) my continuing obligations under the Agreement to keep such Confidential Information in confidence, and not to disclose or use such Confidential Information without the Company’s prior written consent.

5. Attached hereto is a complete list of all Intellectual Property which, under the terms of the Agreement, I have assigned to the Company. If no such list is attached, I represent that during my employment I did not make, conceive, reduce to practice or develop, either alone or jointly with others, any Intellectual Property.

6. I understand and acknowledge that should I fail to comply with my obligations under the Agreement, the Company shall have, in addition to a claim for damages, the right to obtain an injunction prohibiting me from disclosing Confidential Information to a third party or using any Intellectual Property.

Employee Signature:	Witnessed by:

Print Name:	Print Name:

Date:	Date:

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